UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of MARCH 2008
Commission File Number 333-08354
REUTERS GROUP PLC
(Translation of registrant’s name into English)
THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant) Date 17 March 2008
By:	/s/ Nancy C Gardner
NANCY GARDNER, AUTHORISED SIGNATORY AND GENERAL COUNSEL, AMERICAS

PUBLICATION OF SUPPLEMENTARY PROSPECTUS
14 MARCH 2008
Following the publication of the prospectus relating to Thomson Reuters PLC dated 29 February 2008 (the “Prospectus”) in relation to the recommended acquisition of Reuters Group PLC (“Reuters”) by The Thomson Corporation (“Thomson”) and the admission of up to 203,000,000 ordinary shares in Thomson Reuters PLC to the Official List and to trading on the London Stock Exchange (the “Transaction”), a supplementary prospectus (the “Supplementary Prospectus”) is to be made available by publishing it on Reuters website (www.reuters.com) for the purpose of disclosing the preliminary results of Reuters for the year ended 31 December 2007 which were announced on 6 March 2008.
The Supplementary Prospectus has been approved by the UK Listing Authority (the “UKLA”). Copies of the Supplementary Prospectus have been submitted to the UKLA and are available for inspection at the UKLA’s Document Viewing Facility, which is situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.
Copies of the Supplementary Prospectus will also be available for inspection during usual business hours on Monday to Friday of each week (public holidays excepted) from the date of publication until admission (expected to be at 8.00 a.m. (London time) on 17 April 2008) at the registered office of Reuters being the Reuters Building, South Colonnade, Canary Wharf, London E14 5EP and at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY.
For further information, please contact:-
Elizabeth Maclean
Assistant Company Secretary
+44 (0)20 7524 6706
elizabeth.maclean@reuters.com
Citi is acting as joint corporate broker to Reuters and as sponsor to Thomson Reuters PLC in connection with admission and is also providing financial advice to Reuters and is acting for no one else in connection with the Transaction or admission and will not be responsible to anyone other than Reuters and Thomson Reuters PLC for providing the protections afforded to the clients of Citi, nor for providing advice in relation to the Transaction or admission or any other matter referred to in the Supplementary Prospectus or the Prospectus.
About Thomson
The Thomson Corporation (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers. With operational headquarters in Stamford, Connecticut, Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare. The Thomson Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

About Reuters
Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Through reuters.com and other digital properties, Reuters now also supplies its trusted content direct to individuals. Reuters drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 17,900 staff in 143 countries, including over 2,300 editorial staff in 197 bureaux serving 132 countries. In 2007, Reuters revenues were £2.6 billion.